LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2011	rpomerenk@luselaw.com

June 2, 2011

Ms. Kathryn McHale
Senior Attorney
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:	Brookline Bancorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 File No. 000-23695

Dear Ms. McHale:

We are responding to the letter from the staff of the Securities and Exchange Commission (the “SEC”) addressed to Brookline Bancorp, Inc. (the “Company”) dated May 27, 2011 providing follow up comments relating to the above-referenced filing.  The follow up comments were in response to our letter to you dated May 6, 2011, which responded to staff comments dated April 21, 2011.

As discussed with the staff, the Company filed today Amendment No. 1 to its Annual Report on Form 10-K/A (the “Amendment”). The Amendment responded to certain of the staff comments, and included in Item 1A. of Part I revised Risk Factors, as requested in comment 3 of the staff’s April 21, 2011 comment letter.  As noted in our correspondence, except as noted below, the remaining comments will be responded to in future filings, in accordance with the language provided to the staff in our correspondence.

The Company’s responses are numbered to correspond with the numbered comments contained in the May 27, 2011 letter.

1.	The disclosure required by Item 407(e)(4) was included at Item 11 of Part III of the Amendment.

2.	The new Exhibits (Exhibits 10.10, 10.12, 10.13 and 10.14) were filed with the Amendment, as requested in the comment.

Ms. Kathryn McHale
June 2, 2011

We trust that the above information is responsive to the Staff’s comments.  Please direct any additional comments or questions to the undersigned.

Sincerely,

/s/ Robert B. Pomerenk

Robert B. Pomerenk

cc: Mr. Paul R. Bechet, Chief Financial Office